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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002
                         Commission File Number: 1-13368
                                      POSCO

                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F [ x ]              Form 40-F [   ]
                            ---                          ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [   ]                  No [ x ]
                        ---                       ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .]
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POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of documents with respect to answer to the inquiry disclosure from Korea Stock Exchange about cancellation of a portion of current treasury stocks

                                                                    EXHIBIT 99.1



Answer to the inquiry disclosure from Korea Stock Exchange.

 *  Contents of Inquiry : Cancellation of treasury stocks.

 *  Answer:  We are in the process of reviewing the cancellation of a portion of current treasury stocks. We will release related information immediately after the decision.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      POSCO
                                      (Registrant)

Date  November 18, 2002               By /s/  Lee Dong-Hee
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                                         Name: Lee Dong-Hee
                                         Title: General Manager of
                                                Finance Management Department